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Exhibit 12.1

Senior Housing Properties Trust
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings
Net income	$106,511	$85,303	$66,101	$63,912	$56,742
Fixed charges	40,154	37,755	47,020	46,633	41,836

Adjusted earnings	$146,665	$123,058	$113,121	$110,545	$98,578

Fixed charges
Interest expense	$40,154	$37,755	$47,020	$46,633	$41,836
Ratio of earnings to fixed charges	3.7×	3.3×	2.4×	2.4×	2.4×

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  Exhibit 12.1